Federated Hermes Project and Trade Finance Tender Fund

SUPPLEMENT TO PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED MAY 19, 2023
On February 14, 2023, the Board of Trustees of Federated Hermes Project and Trade Finance Tender Fund (the “Fund”) approved the transfer of the sub-advisory agreement of the Fund from Federated Hermes (UK) LLP to Hermes Investment Management Limited. The sub-advisory services transfer is effective July 1, 2023. Accordingly, the following changes will be effective on July 1, 2023.
Prospectus
1. Under the sub-section “Adviser and Sub-Adviser,” please replace the section in its entirety with the following:
“Adviser and Sub-Adviser. The Fund’s investment adviser is Federated Investment Management Company (FIMC or the “Adviser”). As of December 31, 2022, FIMC and its affiliates managed approximately $668.9 billion. FIMC has engaged Hermes Investment Management Limited (the “Sub-Adviser”) as a sub-adviser to the Fund. The Sub-Adviser advises approximately five registered investment companies and also manages differentiated strategies in high-active share equities, credit and private markets, including real estate, infrastructure, private debt and private equity (including non-U.S. funds). The Sub-Adviser’s assets under management totaled approximately $48.2 billion (£39.9 billion) as of December 31, 2022. All asset information is reported as of December 31, 2022 and converted using December 31, 2022 exchange rates.
Under the supervision of the Adviser and oversight by the Board of Trustees of the Fund (the “Board”) and pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser, the Sub-Adviser will act as sub-investment adviser to the Fund. The Sub-Adviser will have day-to-day portfolio management responsibilities for the Fund.”
2. Under the “The Fund” sub-section of the “Prospectus Summary,” please replace the disclosure in its entirety with the following:
“The Fund
Federated Hermes Project and Trade Finance Tender Fund (the “Fund”) commenced operations on December 7, 2016 and is a continuously offered, non-diversified, closed-end management investment company. The Fund’s investment objective is to provide total return primarily from income. No assurance can be given that the Fund’s investment objective will be achieved. The Fund’s investment adviser is Federated Investment Management Company (FIMC or the “Adviser”). Under the supervision of the Adviser and oversight by the Board of Trustees of the Fund (the “Board”) Hermes Investment Management Limited (the “Sub-Adviser”) will have day-to-day portfolio management responsibilities for the Fund.”
3. Under the “The Adviser and Sub-Adviser” sub-section of the “Prospectus Summary,” please replace the disclosure in its entirety with the following:
“The Adviser and Sub-Adviser
The Fund’s investment adviser is FIMC. As of December 31, 2022, FIMC and its affiliates managed approximately $668.9 billion. FIMC has engaged the Sub-Adviser as a sub-adviser to the Fund.
Under the supervision of the Adviser and oversight by the Board and pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”), Hermes Investment Management Limited will act as sub-investment adviser to the Fund. The Sub-Adviser will have day-to-day portfolio management responsibilities of the Fund. Hermes Investment Management Limited, a limited liability partnership incorporated in England and Wales, is authorized and regulated by the U.K. Financial Conduct Authority to provide investment management services. The Sub-Adviser advises approximately five registered investment companies and also manages differentiated strategies in high-active share equities, credit and private markets, including real estate, infrastructure, private debt and private equity (including non-U.S. funds). The Sub-Adviser’s assets under management totaled approximately $48.2 billion (£39.9 billion) as of December 31, 2022. All asset information is reported as of December 31, 2022 and converted using December 31, 2022 exchange rates.”

4. Under the section “The Fund,” please replace the section in its entirety with the following:
“The Fund, which commenced operations on December 7, 2016, is a continuously offered, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund was organized as a Delaware statutory trust on June 30, 2016, pursuant to a Certificate of Trust, which is governed by the laws of the State of Delaware. The Fund has a limited operating history. The Fund’s principal office is located at 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561, and its telephone number is 1-855-328-0109. The Fund’s investment adviser is Federated Investment Management Company (FIMC or the “Adviser”). Under the supervision of the Adviser and oversight by the Board of Trustees of the Fund (the “Board”), Hermes Investment Management Limited (the “Sub-Adviser”) will have day-to-day portfolio management responsibilities of the Fund.”
5. Under the sub-section “The Sub-Adviser” in the section “Management of the Fund,” please replace the disclosure in its entirety with the following:
“Under the supervision of the Adviser and oversight by the Board and pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”), Hermes Investment Management Limited will act as sub-investment adviser to the Fund. The Sub-Adviser will have day-to-day portfolio management responsibilities of the Fund. Hermes Investment Management Limited, a limited liability partnership incorporated in England and Wales, is authorized and regulated by the U.K. Financial Conduct Authority to provide investment management services. The Sub-Adviser advises approximately five registered investment companies and also manages differentiated strategies in high-active share equities, credit and private markets, including real estate, infrastructure, private debt and private equity (including non-U.S. funds). The Sub-Adviser’s assets under management totaled approximately $48.2 billion (£39.9 billion) as of December 31, 2022. All asset information is reported as of December 31, 2022 and converted using December 31, 2022 exchange rates.”
STATEMENT OF ADDITIONAL INFORMATION
6. Under the “Sub-Adviser” sub-section of “Investment Advisory and Other Services,” please replace the first two paragraphs with the following:
“The Sub-Adviser
Under the supervision of the Adviser and oversight by the Board and pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”), Hermes Investment Management Limited will act as sub-investment adviser to the Fund. The Sub-Adviser will have day-to-day portfolio management responsibilities of the Fund. Hermes Investment Management Limited, a limited liability partnership incorporated in England and Wales, is authorized and regulated by the U.K. Financial Conduct Authority to provide investment management services. The Sub-Adviser advises approximately five registered investment companies and also manages differentiated strategies in high-active share equities, credit and private markets, including real estate, infrastructure, private debt and private equity (including non-U.S. funds). The Sub-Adviser’s assets under management totaled approximately $48.2 billion (£39.9 billion) as of December 31, 2022. All asset information is reported as of December 31, 2022 and converted using December 31, 2022 exchange rates.”

7. In the “Portfolio Manager Information” section under “Investment Advisory and Other Services,” please replace the first paragraph in its entirety and replace it with the following:
“As a general matter, certain conflicts of interest may arise in connection with portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other funds/pooled investment vehicles or accounts (collectively, including the Fund, as applicable, “accounts”) for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts can include, for example, conflicts created by specific portfolio manager compensation arrangements (including, for example, the allocation or weighting given to the performance of the Fund or other accounts or activities for which the portfolio manager is responsible in calculating the portfolio manager’s compensation), and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research or “soft dollars”). The Adviser has adopted policies and procedures and has structured the portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.
HIML and its affiliates, which are wholly owned subsidiaries of Federated Hermes Limited (FHL), which is a wholly owned subsidiary of Federated Hermes, Inc., (“FHL Advisory Companies”), have trading desks that are separate from those of Federated Investment Management Company and other wholly owned advisory companies of Federated Hermes (“Federated Advisory Companies”) (collectively, the “Advisory Companies”). Therefore, actual or potential conflicts could arise to the extent the Advisory Companies may share material non-public information (MNPI). In order to address such potential conflicts and protect client interests, information barriers have been established between the Federated Advisory Companies and the FHL Advisory Companies such that personnel of the FHL Advisory Companies and of the Federated Advisory Companies are generally precluded from sharing investment-related information, including MNPI, across the barriers. In addition, there will be no integration or allocation of trades between the Advisory Companies. To the extent that applicable U.S. and U.K. law, and the laws of certain other jurisdictions, require the Advisory Companies to make regulatory filings that may require sharing of MNPI, the Advisory Companies have implemented internal controls which require that such information will be shared only among such limited personnel as is necessary to make accurate and timely regulatory filings and to maintain proper trading limitations. The Advisory Companies will generally operate subject to their own internal personal dealing, trade allocation and side by side management policies. In any limited situation in which the Federated Advisory Companies may “need to know” certain investment-related information from FHL Advisory Companies, or vice versa, approval requiring certain conditions must be granted by the Chief Compliance Officer of the Federated Advisory Companies. Such conditions may include certain personnel being subject to the Code of Ethics of both Federated and FHL Advisory Companies, or in the case of a fund advised by a Federated Advisory Company and sub-advised by an FHL Advisory Company, or vice-versa, the holdings and transactions of those funds are included in the personal trade monitoring for both entities.”
8. On the “Addresses” page, under “Investment Sub-Adviser,” please change the name of the Sub-Adviser from Federated Hermes (UK) LLP to Hermes Investment Management Limited.
May 24, 2023

Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561
Contact us at FederatedInvestors.com
or call 1-800-341-7400.
Federated Securities Corp., Distributor
Q455988 (5/23)
© 2023 Federated Hermes, Inc.